DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350
www.dlapiper.com
Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T	919.786.2002
F	919.786.2200

May 4, 2010

Via Courier and EDGAR

Erin E. Martin, Attorney-Advisor

Eric McPhee, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Wells Real Estate Investment Trust III, Inc.

Amendment No. 3 to Form S-11

Filed on May 4, 2010

File No. 333-163411

(Confidential, For Use of the Commission Only)

Dear Ms. Martin and Mr. McPhee:

On behalf of our client, Wells Real Estate Investment Trust III, Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Leo F. Wells, III of the Company dated April 7, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to indicate the location of changes from the Company’s Amendment No. 2 to Form S-11 on March 24, 2010, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 3 as filed on EDGAR.

Risk Factors, page 19

1.	We note your response to comment 1 in our letter dated February 25, 2010 and your revised disclosure on pages 21, 22 and 77. We reissue in part our prior comment. Please revise this section to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate such as higher vacancy rates and the associated risks of lower revenues, reduced rental rates, and increased tenant improvements or concessions.

Securities and Exchange Commission

May 4, 2010

Response: In connection with our conversation with the Staff on April 13, 2010, we have made no further revisions.

We are dependent upon are advisor and its affiliates…, page 23

2.	We note your revised disclosure in the risk factor regarding the lawsuit involving affiliates of the company. It appears that this detailed disclosure concerning the lawsuit should be explained elsewhere in the prospectus, such as the prior performance summary. The actual risk you are trying to convey here does not stand out from the extensive detail you provide. Please revise accordingly. See Rule 421 of Regulation C for guidance.

Response: We have revised the disclosure on pages 25-26 of the Risk Factors section so that the risk associated with the lawsuit is more prominently and clearly conveyed. In addition, we have considered whether the lawsuit should be explained elsewhere, such as the prior performance summary. We respectfully submit that it would be inappropriate to repeat the disclosure in the prior performance section because the litigation has not constituted (and may never constitute) a major adverse business development or condition for any prior program. Certain possible litigation outcomes could constitute an adverse development, but we do not believe that Industry Guide 5 seeks disclosure of all risks to prior programs, which would require extensive disclosure; rather Guide 5 seeks disclosure of actual and major adverse business developments or conditions experienced by any prior program.

We have attempted to improve the presentation of the information regarding the lawsuit by breaking it into more paragraphs and omitting certain minor details. In addition, we have expanded the description of the lawsuit’s allegations. Although we concede that the disclosure is detailed, we note that the disclosure has been specifically requested by state regulators in connection with the Company’s registration of the offering in certain states and is virtually identical to the disclosure included in Piedmont Office Realty Trust, Inc.’s most recent registration statement, declared effective by the Staff on February 9, 2010.

Consolidated Balance Sheet, page F-3

3.	Please update your balance sheet in your next amendment to present a balance sheet as of a date no more than 134 days prior to effectiveness.

Response: We note and appreciate the Staff’s comment. For your review, we have included audited balance sheet as of December 31, 2009 and an interim balance sheet as of March 31, 2010.

Appendix A – Prior Performance Tables, page A-1

4.	We note that you have provided information as of December 31, 2008. Please update these tables as of December 31, 2009 in your next amendment. Please also update your prior performance summary beginning on page 93 to coincide with the updated tables.

Securities and Exchange Commission

May 4, 2010

Response: In response to the Staff’s comment, we have updated our prior performance summary and tables as of December 31, 2009.

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner

cc:	Tom Kluck, SEC Legal Branch Chief

Dan Gordon, SEC Accounting Branch Chief

Leo F. Wells, III, Wells Real Estate Investment Trust III, Inc.